Exhibit 99.1

Ozon Announces Completion of Oney Bank LLC Acquisition

May 26, 2021 – Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, hereafter referred to as “Ozon” or “Company”), a leading multi-category Russian e-commerce platform, announces that it has completed the acquisition of 100% of the charter capital of Oney Bank LLC from Sovcombank, with the title passed onto Ozon today. As previously announced, the total cash consideration for the transaction amounted to approximately RUB 615 million. The transaction was approved by the Central Bank of Russia on April 29, 2021.

The strategic rationale for the transaction is to equip Ozon with the necessary banking license to structure the financial services products to its own specifications. The Company believes that this will allow Ozon to enhance the product range and quality of the financial services which the Company offers to the customers and merchants on Ozon platform.

About OZON

Ozon is a leading multi-category e-commerce platform and one of the largest internet companies in Russia. Its fulfillment infrastructure and delivery network have some of the widest coverage among e-commerce players in the country, enabling Ozon to provide Russian population with fast and convenient delivery via couriers, pick-up points or parcel lockers. Its extensive logistics footprint and fast-developing marketplace platform allow thousands of entrepreneurs to sell their products across Russia’s 11 time zones and offer millions of customers one of the widest selections of goods across multiple product categories. Ozon actively seeks to expand its value-added services such as fintech and other new verticals such as Ozon Express online grocery delivery. For more information, please visit https://corp.ozon.com/

Contacts

Investor Relations

Maryia Berasneva-McNamara, Head of Investor Relations, OZON

ir@ozon.ru

Press Office

Maria Zaikina, Director of Public & Industry Relations, OZON

pr@ozon.ru

Disclaimer

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Ozon Holdings PLC (“we”, “our” or “us”, or the “Company”) about future events and financial performance. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Ozon’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments in the COVID-19 pandemic, other negative developments in Ozon’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Ozon may elect to update such forward-looking statements at some point in the future, Ozon disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Ozon’s views as of any date subsequent to the date of this press release.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.

2